Filed Pursuant to Rule 424(b)(3)
Registration No. 333-111118

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated January 29, 2004)

$82,500,000 MERCER INTERNATIONAL INC. 8.5% Convertible Senior Subordinated Notes due 2010 10,645,155 Shares of Beneficial Interest

        The prospectus supplement No. 1 supplements and amends the prospectus dated January 29, 2004 relating to $82,500,000 aggregate principal amount of 8.5% convertible senior subordinated notes and shares of beneficial interest issuable upon conversion of the notes held by the selling securityholders.

        The table beginning on page 46 of the prospectus sets forth information with respect to the selling securityholders and the respective amounts of notes beneficially owned by each selling securityholder that may be offered pursuant to the prospectus. The table is hereby supplemented and amended as follows:

Name	Principal Amount of Notes At Maturity That May Be Sold Under This Prospectus	Percentage of Notes Outstanding	Number of Shares of Beneficial Interest That May Be Sold Under This Prospectus(1)	Percentage of Shares Outstanding(2)
Oz Master Fund, Ltd.	$4,264,000	5.2%	550,193	2.9%
Fleet Maritime, Inc.	$54,000	*	6,967	*

*
Less than 1%

(1)
Assumes conversion of all of the holder's notes at a conversion rate of approximately 129 shares of beneficial interest per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment as described under "Description of the Notes — Conversion of Notes". As a result, the number of shares of beneficial interest issuable upon conversion of the notes may increase or decrease in the future. Excludes fractional shares as holders will receive a cash adjustment for any fractional share amount resulting from the conversion of the notes as described under "Description of the Notes — Conversion of Notes".

(2)
Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 18,074,229 shares of beneficial interest issued and outstanding as of January 4, 2005. In calculating this percentage for each holder, we treated as outstanding the number of shares of beneficial interest issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes, or include any other shares of beneficial interest that may be held by such holder.

        The prospectus dated January 29, 2004, as amended and supplemented by this prospectus supplement No. 1 constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the notes and the shares of beneficial interest issuable upon conversion of the notes.

        Investing in the notes or shares of beneficial interest involves a number of risks, including risks that are described in the "Risk Factors" section beginning on page 8 of the prospectus.

        Neither the Securities and Exchange Commission, referred to as the "SEC", nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 4, 2005.